    Exhibit 30 (q)

Description of Pruco Life’s Issuance, Increases in or Addition of Insurance Benefits,
Transfer and Redemption Procedures for Variable Life Insurance Contracts
Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company ("Pruco Life", “us”, “we”, “our”) in connection with the issuance of its Variable Life Insurance Contract ("Contract"), the increase in or addition of benefits, the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts.

I.    Procedures Relating to Issuance and Purchase of the Contracts and to the Increase in or Addition of Benefits

A.    Premium Schedules and Underwriting Standards

The premiums for this Contract will not be the same for all Contract Owners. Insurance is based on the principal of pooling and distribution of mortality risks, which assumes that each Contract Owner is charged a premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, health and occupation. Uniform premiums for all Insureds would discriminate unfairly in favor of those Insureds representing greater risks. However, for a given Face Amount of insurance, Contracts issued on Insureds of the same age and sex who are non‑smokers will have the same scheduled premium. Contracts issued on Insureds who smoke, or who for reasons of health, occupation or avocation present higher risks, will have a correspondingly higher scheduled premium.

The underwriting standards and premium processing practices followed by Pruco Life are similar to those followed in connection with the offer and sale of fixed‑benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

The Contract provides for a fixed, level premium which, if paid when due or within a 31 day grace period, and there are no outstanding loans, ensures that the Contract will not lapse. The premium amount depends on the Contract's initial Death Benefit, the insured's sex (except where unisex rates apply) and age at issue and the insured's risk classification.

B.    Application and Initial Premium Processing

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

Since a Contract cannot be issued until after the underwriting process has been completed, we use a Limited Insurance Agreement to provide temporary life insurance coverage to prospective Contract Owners who pay the minimum initial premium at the time the request for coverage is submitted. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement, and is subject to the other terms of the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract. This date is used to determine the insurance age of the proposed insured. It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Face Amount.

If the initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the initial premium, the Contract Date will be determined as described above. The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received.

If the first premium was not paid with the application, the Contract Date was ordinarily two or three days after the application was approved by Pruco Life so that it either coincided with or was prior to the date on which the first premium was paid.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the initial premium is received, charges due prior to the initial premium receipt date will be deducted from the net initial premium.

In general, the invested portion of the initial premium will be placed in the Contract Fund (i.e., as described under Premium Processing below) as of the later of (1) the Contract Date and (2) the date we receive the premium. In no case will the premium be applied with an effective date that precedes the date of this offering.

C. Premium Processing

The initial premium, after we deduct applicable charges, is allocated among the Variable Investment Options according to the desired allocation specified on the application. The invested portion of all subsequent premiums are placed in the selected Variable Investment Options as of the end of the valuation period when due (not when received) in accordance with the allocation you previously designated. Any premium payments received prior to the due date will be held in Pruco Life's general account, and the net premium will not be credited to your selected Variable Investment Options until the due date.

The Contract has a Right to Cancel Contract provision, which gives Contract Owners the right to cancel the Contract within ten days of its delivery (some states allow a longer period of time). If the purchase of this Contract is a replacement under state law, this duration will be extended to a period required by such law.

After 10 days, the funds are reallocated in accordance with the Contract Owner’s current allocation instructions.

D. Reinstatement

The Contract may be reinstated within three years after the date of default (this period will be longer if required by state law). The Contract will not be reinstated if it was surrendered for its cash surrender value. A Contract will be reinstated upon our receipt of a written request for reinstatement, production of evidence of insurability satisfactory to Pruco Life, submission of certain payments sufficient to bring the Contract up to date, and any contract debt must be restored or paid back with interest to date at 5 1/2% a year. If that debt with interest would exceed the loan value of the reinstated contract, the excess must be paid to us before reinstatement.

The reinstatement will take effect the date Pruco Life approves the request for reinstatement.

E. Repayment of Loan

A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest. Interest charged on the loan accrues daily at a fixed annual rate. We charge interest on the full loan amount, including all unpaid interest. Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, we will increase the loan amount by any unpaid interest.

A loan is available at any time and is equal to 75% of the portion of the cash surrender value, provided the Contract is not in default. At Contract issue, you may choose one of two interest rate options. You may elect to have interest charges accrue daily at a fixed effective annual rate of 5.5% (6% for Contracts issued to Texas residents). Alternatively, you may elect a variable interest rate that changes from time to time. You may switch from the fixed to the variable interest loan provision, or vice-versa, with our consent. If you elect the variable loan interest rate provision, you may borrow up to 90% of the Contract's cash value and interest on any loan will accrue daily at an annual rate we determine at the start of each Contract Year (instead of at the fixed 5.5% rate).

When a loan is made, an amount equal to the loan proceeds is transferred out of the applicable Variable Investment Options. The reduction is generally made in the same proportions as the value that each Variable Investment Option bears to the total value of the Contract. While a fixed rate loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund, but will be credited with the assumed rate of return of 4% rather than with the actual rate of return of the applicable investment option[s]. While a loan made pursuant to the variable loan interest rate provision is outstanding, the amount that was transferred is currently credited with a rate which is 1% less than the loan interest rate for the Contract Year, rather than with the actual rate of return of the Variable Investment Options. If a loan remains outstanding at a time when Pruco Life fixes a new rate, the new interest rate applies.

Upon repayment of Contract debt, we will increase the portion of the Contract Fund in the investment options by the amount of the loan the Contract Owner pays, plus interest credits accrued on the loan since the last transaction date. We will apply the loan repayment using the break-down factors based on the funds in each of the investment options as of the loan repayment date. We reserve the right to change the manner in which we allocate loan repayments.

F.    Addition of Insurance Benefits

After issue, Pruco Life does not permit Contract Owners to add to the existing Face Amount. Certain riders may be added in a way similar to our new business procedures outlined above and as indicated in the prospectus.

II.     Transfers

The Pruco Life Variable Insurance Account (the "Account") has Variable Investment Options, each of which is invested in shares of a corresponding portfolio of the Funds. The Funds are registered under the 1940 Act as open-end diversified management investment companies. In addition, a Fixed Rate Option is available.

Provided the Contract is not in default, the Contract Owner may, up to four times in each Contract year, transfer amounts among the Variable Investment Options. Currently, you may make additional transfers with our consent without charge. For the first four transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office. Transfers may generally be made by mail, phone, fax, or website.

After you have submitted four transfers in a calendar year, we will accept subsequent transfer requests only if they are sent to us by U.S. regular mail, bear an original signature in ink, and are received in Good Order at a Service Office.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that same day, will be counted as a single transfer.

In addition, we may restrict the number, timing, and amount of transfers in accordance with our rules if we find the transfer activity to be disruptive to the variable investment option or to the disadvantage of other Contract Owners. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner. However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.
Transfers among Variable Investment Options will take effect at the end of the valuation period in which a proper transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

III.    Redemption Procedures: Surrender and Related Transactions

A.    Surrender for Cash Surrender Value

You may surrender your Contract at any time, in whole or in part, for its Cash Surrender Value (referred to as net cash value in the Contract) while the insured is living. A partial surrender essentially involves splitting an existing Contract into two Contracts. One is surrendered for its Cash Surrender Value; the other is continued in-force on the same terms as the original Contract, except that the Death Benefit, the Face Amount, and the Cash Surrender Value of the continuing Contract will all be proportionately reduced and a new lower Premium will be payable. The Face Amount immediately after the partial surrender must be at least equal to the minimum Face Amount applicable to the insured’s Contract.

To surrender a Contract, Pruco Life may require the Contract Owner to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law. Generally, Pruco Life will pay the Contract’s Cash Surrender Value within seven days after all the documents required for such payment are received in Good Order at a Service Office. Surrender of a Contract may have tax consequences.

Pruco Life reserves the right to postpone paying that part of the Cash Surrender Value that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. If we do so for more than 30 days, Pruco Life will pay interest at the rate of 3% a year (or as required by applicable law).

The Cash Surrender Value will be determined as of the end of the valuation period in which a surrender request is received in Good Order at a Service Office. The Contract’s Cash Surrender Value on any date will be the Contract Fund less any Contract Debt. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Variable Investment Option(s); (2) interest credited on any loan; and (3) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.
In lieu of the payment of the Cash Surrender Value in a single sum upon surrender of a Contract, an election may be made by the Contract Owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

B.    Withdrawals from the Contract Fund

You may withdraw a portion of the Contract's Cash Surrender Value, generally, the portion resulting from investment performance exceeding 4% a year, without surrendering the Contract. We will reduce the Death Benefit by the amount of paid‑up whole life insurance that the cash value withdrawn would have purchased for that Contract owner. We will reduce the Face Amount so that the difference between the Death Benefit and the Face Amount will be the same percentage of Cash Surrender Value as before the withdrawal. The right to withdraw such excess Cash Surrender Value may be usefully compared with a partial surrender. If you elect to withdraw excess Cash Surrender Value, the Premium is not reduced. The Cash Surrender Value is reduced by exactly the amount of the withdrawal. Both the Death Benefit and the Face Amount are also reduced but by a lesser amount than they would be under a partial surrender.

You may withdraw a portion of the Contract's Cash Surrender Value to pay premiums on the Contract. This can be done once, occasionally, or automatically every year, to the extent investment performance warrants it. To exercise this right, you must deliver or mail a written request in a form that meets our needs to a Home Office.

Generally, we will pay any withdrawal amount within seven days after all the documents required for such payment, are received in Good Order at a Service Office.

C. Death Claims

Pruco Life will pay a Death Benefit to the beneficiary at the insured’s death if the Contract is in-force at the time of that death. The proceeds will be paid within seven days after receipt at Pruco Life’s Service Office of proof of death of the insured and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the Death Benefit may be made.

Pruco Life reserves the right to postpone payment of that part of the proceeds that is to come from any Variable Investment Option (provided by a separate account registered under the Investment Company Act of 1940) if; (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. Pruco Life reserves the right to postpone paying the remainder for up to six months.

In addition, payment of the Death Benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Pruco Life should contest the validity of a death claim, an amount up to the portion of the Contract Fund in the Variable Investment Options will be withdrawn, if appropriate, and held in Pruco Life’s general account.

If the Contract is not in default, the amount Pruco Life will pay will be the Death Benefit determined as of the date of the insured’s death reduced by any Contract Debt.

If the Contract is in default and the insured’s death occurs during its days of grace before the premium is paid, the portion of the unpaid premium that covers the period from the due date to the date of death will be deducted from the death benefit. If the insured dies while no premium is in default, we will increase the death benefit by the portion of the last premium that covers the period subsequent to the date of death.

If the insured’s death occurs past the grace period, and the Contract lapses with Cash Surrender Value, a Death Benefit may be payable under one of the three forms of insurance described under the Default and Options on Lapse section of this document. If the insured’s death occurs past the grace period, and the Contract lapses with no Cash Surrender Value, no Death Benefit will be payable.

The Contract’s Death Benefit will change on the first day of each Contract Month by an amount that depends on the investment performance of your chosen Variable Investment Options. However, your Contract's Death Benefit can never be less than the Contract's guaranteed minimum Face Amount (assuming there is no outstanding Contract debt or premium in default).

In the following discussion, we assume that all of the net premiums under a Contract are allocated to a single Variable Investment Option. If the value of the assets relating to the Contract held in the Variable Investment Option has increased due to investment performance during the Contract Month at greater than a 4% annual rate, the Contract's Death Benefit will increase on the first day of the next Contract Month. If the value of these assets decreases or increases at less than a 4% annual rate, the Death Benefit will decrease (but not below the Contract's Face Amount). In determining the premiums for the Contract, we assume that the value of the assets increase due to investment performance at a rate of 4% a year. Therefore, the assets of the Variable Investment Option relating to a Contract must increase at an annual rate greater than 4% in order for the Death Benefit to increase.

If the assets in the Variable Investment Options have earned less than 4%, and the Death Benefit accordingly equals the Face Amount, we will keep a record of what the Death Benefit would have been had there not been a guaranteed minimum Face Amount. If investment results become favorable and the value of the assets in the Variable Investment Options increase at a rate greater than 4% a year, the Death Benefit will not be more than the Face Amount until the earlier unfavorable investment results have been offset. For example, suppose for the first three years the value of the assets in the Variable Investment Options increases due to investment performance at only a rate of 2% per year. The Death Benefit will remain equal to the Face

Amount. If the value of the assets increases at a rate of 8% in the fourth year, it might not be enough to offset the earlier unfavorable investment results. If so, the Death Benefit will not increase.

There may be an additional benefit payable from an endorsement or rider added to the Contract.

The proceeds payable on death also will generally include interest (at a rate determined by Pruco Life) from the date of death until the date of payment. However, state insurance laws may impose additional or different requirements.

Pruco Life will make payment of the Death Benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Contract Fund.

In lieu of payment of the Death Benefit in a single lump sum check, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. Currently, in addition to the settlement options described in the Contract and in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of a retained asset settlement option (the "Alliance Account"). If the Alliance Account is selected, we will provide a kit to the beneficiary, which includes: (1) an account certificate describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works. Amounts in an Alliance Account may be withdrawn by the beneficiary at any time. The election of any available settlement option may be made by the Contract Owner during the insured's lifetime, or, at death, by the beneficiary. A Death Benefit option in effect at death may not be changed to another form of Death Benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

D. Default and Options on Lapse

If premiums are paid on or before each due date, or within the grace period after each due date, and there are no outstanding loans, a Contract will remain in-force. However, if a premium is not paid on or before each due date, or within the grace period after each due date, the Contract will lapse. The Contract provides for a grace period extending 31 days after the mailing date of the notice of default. The insurance coverage continues in force during the grace period, but if the insured dies during the grace period, any charges due up to the date of death are deducted from the amount payable to the beneficiary.

During any period in which a Contract is in default, the Contract Owner may not change the way in which subsequent premiums are allocated.

If your Contract does lapse, it will still provide some benefits. You can receive the Cash Surrender Value by making a request to us prior to the end of the 31 day grace period. You may also choose one of the three forms of insurance described below for which no further premiums are payable.

Fixed Extended Term Insurance. The amount of insurance that would have been paid on the date of default will continue for a stated period of time. You will be told in writing how long that will be. The insurance amount will not change. There will be a diminishing Cash Surrender Value but no Loan Value. Extended term insurance is not available to insureds in high risk classifications or under Contracts issued in connection with tax-qualified pension plans.
Fixed Reduced Paid-Up Insurance. This insurance continues for the lifetime of the insured but at an insurance amount that is generally lower than that provided by fixed extended term insurance. It will decrease only if you take a Contract loan. Upon request, we will tell you what the amount of insurance will be. Fixed paid-up insurance has a Cash Surrender Value and a Loan Value.
Variable Reduced Paid-Up Insurance. This is similar to fixed paid‑up insurance and will initially be in the same amount. The Contract Fund will continue to vary to reflect the experience of the Variable Investment Options. There will be a new guaranteed minimum Death Benefit. Loans will be available subject to the same rules that apply to premium-paying Contracts.
Variable reduced paid-up insurance is the automatic option provided upon lapse only if the amount of variable reduced paid-up insurance is at least as great as the amount of fixed extended term insurance which would have been provided upon lapse. In addition, variable reduced paid-up insurance will be available only if the insured is not in one of the high risk rating classes for which we do not offer fixed extended term insurance.
If no request is made, the “automatic option” will be fixed extended term insurance. If fixed extended term insurance is not available to the insured, then fixed reduced paid-up insurance will be provided. However, if variable reduced paid-up insurance is available and the amount is at least as great as the amount of fixed extended term insurance, then the automatic option will be variable reduced paid-up insurance. This could occur if the Contract lapses and there is a Contract Debt outstanding.

E. Loans

The Contract Owner may take out a loan at any time a loan value is available providing: (1) the Contract is assigned to Pruco Life as the only security for the loan, (2) the insured is living, (3) the Contract is not in default, and (4) the resulting Contract Debt is not more than the loan value (75% of the portion of the cash value attributable to the Variable Investment Options).

The investment options will be debited in the amount of the loan on the date the loan is approved. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the loanable value of such assets held in the investment option unless otherwise requested and Pruco Life agreed. A Contract Owner may borrow up to the Contract's full loan value. The loan provision is described in the Contract and in the prospectus.

A loan does not affect charges. When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash Surrender Values, and possibly Death Benefits, are thus permanently affected by any Contract Debt, whether or not repaid.

On settlement, the amount of any Contract Debt is subtracted from the insurance proceeds. A loan will not cause the Contract to lapse as long as Contract Debt does not equal or exceed the Contract Fund. If Contract Debt ever becomes equal to or more than the cash value, all the Contract’s benefits will end 31 days after notice is mailed to the Contract Owner and any known assignee (when required by law), unless payment of an amount sufficient to end the default is made within that period.